
November 3, 2014

Via E-mail
Thomas F. Karam
Chairman and Chief Executive Officer
PennTex Midstream Partners LP
11931 Wickchester Ln., Suite 300
Houston, TX 77043

> **Re:** **PennTex Midstream Partners LP**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 27, 2014**
> **File No. 333-199020**

Dear Mr. Karam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Dilution, page 51

1. Footnote (2) to the dilution table states that the pro forma net tangible book value per common unit gives effect to the use of proceeds. Since the application of the proceeds includes a cash distribution to PennTex JV in satisfaction of PennTex's right to a reimbursement of capital expenditures PennTex JV incurred with respect to the assets to be contributed to the partnership, the impact of the distribution on net tangible book value per common unit before the offering should be segregated from the increase in net tangible book value per common unit attributable to purchasers in the offering. Please revise the table to present a separate line for each item impacting the change in pro forma net tangible book value per common unit after the offering.

2. Reference is made to footnote (2) in the table setting forth the number of units to be held and the total consideration contributed by PennTex JV and by the purchasers of the common units in the offering. Consistent with the above comment, please disclose that

the total consideration contributed by PennTex JV is net of the cash distribution to PennTex JV in satisfaction of PennTex's right to a reimbursement of capital expenditures PennTex JV incurred with respect to the assets to be contributed to the partnership.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Scott Stringer, Staff Accountant, at (202) 551-3272 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have any questions regarding comments on the financial statements and related matters. Please contact Liz Walsh, Staff Attorney, at (202) 551-3696, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director